Phillips & Company Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2022

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Phillips and Company Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

521 SW 11th Avenue #200
(No. and Street)

Portland	OR	97205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Smith	503-416-4688	jsmith@phillipsandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GeffenMesher
(Name – if individual, state last, first, and middle name)

888 SW 5th Avenue #800	Portland	OR	97204
(Address)	(City)	(State)	(Zip Code)

11/30/2009	3912
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James smith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Phillips and Company Securities, Inc. _____, as of 12/31 _____, 2 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CFO _____

**See Attached
Notary Acknowledgment
Certificate**



RYAN JENKINS
Commission No. 2405146
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires May 22, 2026

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

On 4/7/2023, before me, Ryan Jenkins, Notary Public, personally appeared James Smith

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of State of California that the foregoing paragraph is true and correct.



RYAN JENKINS
Commission No. 2405146
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires May 22, 2026

WITNESS my hand and official seal.

SIGNATURE

PLACE NOTARY SEAL ABOVE

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of attached document

Title or type of document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other than Named Above: ______



GeffenMesher
888 SW 5th Avenue Suite 800
office 503. 221. 0141 fax 503. 227. 7924
PORTLAND, OREGON | GMCO.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Phillips & Company Securities, Inc.
Portland, Oregon

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Phillips & Company Securities, Inc. as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Phillips & Company Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Phillips & Company Securities, Inc's management. Our responsibility is to express an opinion on Phillips & Company Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Phillips & Company Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1 and exemption from reserve requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Phillips & Company Securities, Inc's financial statements. The supplemental information is the responsibility of Phillips & Company Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules of computation of net capital under Rule 15c3-1 and exemption from reserve requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Geffen Mesher and Company, P.C.

We have served as Phillips & Company Securities, Inc's auditor since 2022.
April 5, 2023
Portland, Oregon

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	155,738
Commissions receivable – clearing broker		4,666
Deposit with clearing broker		50,000
Due from clearing broker		11,822
Prepaid expenses and other assets		9,138
Total assets	$	231,364

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	18,193
Payable to related party		60,692
Accrued compensation		9,420
Total liabilities		88,305

COMMITMENTS AND CONTINGENCIES (Note 3)

Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding	50,000
Additional contributed capital	910,823
Accumulated deficit	(817,764)
Total stockholder's equity	143,059
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 231,364

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES

Trade Commissions	$	147,055
Insurance Commissions		30,595
12b-1 Fees		33,583
Other revenues		118,908
Total revenues		330,141

EXPENSES

Compensation and benefits	227,745
Occupancy and equipment costs	15,462
Clearing and floor brokerage charges	11,882
Legal and professional	16,203
Insurance	10,879
Regulatory and subscriptions	30,464
News and quotes service	2,954
Postage and printing	1,061
Communications	1,358
Other operating expenses	4,233
Total expenses	322,241

NET INCOME (LOSS)	$	7,900

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Additional Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE, December 31, 2021	200	$ 50,000	$ 910,823	$ (825,663)	$ 135,159
Net income (Loss)			$ -	7,900	7,900
BALANCE, December 31, 2022	200	$ 50,000	$ 910,823	$ (817,763)	$ 143,059

.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ 7,900
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Change in cash and cash equivalents due to changes in certain assets and liabilities:	
Commissions receivable – clearing brokers	21,012
Employee and officer receivables	7,370
Due from clearing broker	(11,822)
Change in related party receivable/payable	(68,964)
Prepaid expenses and other assets	(5,299)
Accounts payable	17,758
Accrued compensation	5,867
Net cash used in operating activities	(26,178)
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(26,178)
CASH AND CASH EQUIVALENTS, beginning of year	181,916
CASH AND CASH EQUIVALENTS, end of year	$ 155,738

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for

Interest:	$ -
Taxes:	$ -

See accompanying notes

PHILLIPS & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Note 1 – Organization and Summary of Significant Accounting Policies

Organization – Phillips & Company Securities, Inc. (the Company) is an Oregon corporation registered as a broker-dealer with the Securities Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 31, 2011, pursuant to an Asset Purchase Agreement between the Company, its stockholder, and Phillips and Company Advisors, LLC (Advisors), the Company sold and transferred its interest in all registered investment advisory services to Advisors. As a result of this spin-off of advisory operations, certain assets and liabilities of an equivalent amount were transferred to Advisors and all revenue and expenses related to registered investment advisory services were recognized by Advisors following the effective date of the Asset Purchase Agreement.

The Company and Advisors operate under an Expense Sharing Agreement whereby the Company and Advisors established a mechanism for the sharing of expenses. In accordance with the Expense Sharing Agreement, expenses were shared on the basis of either (a) a specified percentage based on an analysis of time and resources or (b) actual costs. Allocations for the period ending December 31, 2022 were approximately 90% to Advisors and 10% to the Company.

Use of estimates – The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts, and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to include short-term investments with an original maturity of three months or less. The Company occasionally maintains cash balances at banks in excess of federally insured limits.

PHILLIPS & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Leases – The Company shares its office space with Advisors under the terms of an expense sharing agreement, which is cancellable with reasonable notice, by either the Company or Advisors. The occupancy portion of the agreement is not subject to financial Accounting Standards Board ("FASB") ASC Topic 842, Leases. The Company records shared expenses monthly as billed.

Revenue Recognition

Trade commissions income consists of client transactions that are fully introduced to the Company's clearing broker on behalf of the Company's client. Commission revenue is earned on the sale of securities products. Commissions revenue and related clearing expenses are recognized and recorded at a point in time on a trade-date basis.

Insurance commissions income consists of income for the sales of insurance policies and trail commissions from such policies. A portion of insurance commissions are recognized and recorded at a point in time when the associated sales of the insurance policies occur and a portion is recognized and recorded on the anniversary dates of the associated policies for policies still held by customer.

12b-1 fee income consists of fees on certain mutual funds sold to customers for a specified period of time the customer remains in the fund. Generally accepted accounting principles (GAAP) requires the Company to record 12b-1 fee income on a trade-date basis. However, the Company recognizes and records 12b-1 fee income at a point in time on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

Other revenues consist primarily of rebates earned based on the value of customer account balances held by the Company's clearing broker. Rebates are earned on a quarterly basis on a sliding basis point scale. Rebate income is recognized over time in the period the customer accounts are held at the Company's clearing broker dealer.

For the year ending December 31, 2022, revenue recognized at a point in time totaled $269,695 and revenue recognized over time totaled $60,446.

The Company's revenue may be directly impacted by the demand for its services. Such revenues are also subject to fluctuations in financial markets.

PHILLIPS & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Clearing deposits – The Company is required by its clearing broker to maintain a fixed amount in a clearing account. The Company has granted the clearing broker a security interest in this account. The clearing broker may access the account for any fees the Company owes to the clearing broker but has not paid. Interest earned on the account is paid monthly to the Company. As of December 31, 2022, the Company's clearing deposit account balance was $50,000.

Income taxes – The Company has elected S Corporation status under the Internal Revenue Code. Under this provision, taxable income, if any, is taxed to the stockholder. The Company files its tax return on a calendar-year basis. While specific taxes still apply to an S Corporation, none of those taxes were applicable during the year ended December 31, 2022. Accordingly, no income tax expense or deferred income taxes are reflected in these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

The Company follows FASB ASC 740 relating to uncertain tax positions that prescribes a recognition threshold and measurement process in accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. These provisions have had no financial statement impact to the Company as the Company does not have any entity level uncertain tax positions.

Subsequent event evaluation – The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 5, 2023, the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2022, the Company had net capital of $132,961 which was $82,961 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1 as of December 31, 2022. Additionally, the Company has agreed to maintain net capital of $100,000 as part of its agreement with its clearing broker. As of December 31, 2022, the Company's excess net capital above the clearing broker's requirements was $32,961.

Note 3 – Commitments and Contingencies

From time to time, the Company may become party to legal proceedings, claims, and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management does not currently believe these matters will have a material impact on the Company.

PHILLIPS & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company.

In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situation.

Note 4 – Related Party Transactions

Employee and officer receivables – As of December 31, 2022, the Company held no amounts in receivables due from various employees and the sole stockholder of the Company. These receivable accounts are unsecured, without interest, and due on demand.

Expense Sharing Agreement – The Company entered into an expense sharing agreement with Advisors for its office space as well as other operational activities provided (See note 1). It also requires the two companies to reimburse each other for shared revenues and expenses based on allocations relating to assets under management or revenues received. The Company's sole stockholder is the majority stockholder of Advisors. As a result of this Agreement, the Company owed Advisors $60,692 for expenses paid and accrued as well as income earned on its behalf as of December 31, 2022.

Note 5 – Employee Benefit Plan

The Company incurs expenses through the expense sharing plan with Advisors for a defined contribution employee benefit plan (the Plan) qualified under section 401(k) of the Internal Revenue Code. Effective as of January 1, 2014, the Plan was amended to adopt employer safe harbor matching and profit-sharing contributions. The employer safe harbor matching contribution amount is equal to the sum of 100% of the amount of participant elective deferrals that do not exceed 3% of participant compensation, plus 50% of the amount of participant elective deferrals that exceed 3% of participant compensation, but not to exceed 5% of participant compensation. Contributions to highly compensated employees/owners are capped at $6,000 per person annually. The Company recognized $6,072 in expenses related to the Plan for the period ended December 31, 2022.

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 143,059
Less: Deductions from stockholder's equity		
Employee and officer receivables	$ -	
Prepaid expenses and other assets	(9,138)	
Unsecured debits for service fees	(960)	
Total deductions from stockholder's equity		(10,098)
Net Capital		132,961

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 5,887	
Minimum dollar net capital requirement	$ 50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 82,961
Aggregate Indebtedness		$ 88,305
Ratio of aggregate indebtedness to net capital		0.66 to 1

There was no material difference between net capital computation shown here and net capital shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2022.

See report of independent registered public accounting firm

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE II - COMPUTATION OF DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3
AS OF DECEMBER 31, 2022.

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company's direct business with mutual funds and insurance companies is exempt from the reserve requirements, the possession and cotrol requirements and related computations for the determination thereof under Footnote 74 of the SEC Release No. 34-70073 adopting amendements to 17 C.F.R section 240.17a-5. Accordingly, there are no items to report under the requirements of this Rule.

Phillips & Company Securities, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2022



888 SW 5th Avenue *Suite 800*
office 503. 221. 0141   *fax* 503. 227. 7924

PORTLAND, OREGON | **GMCO.com**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Phillips & Company Securities, Inc.
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Phillips & Company Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Phillips & Company Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (2)(ii) of "Customer protection-Reserves and Custody of Securities" and (2) Phillips & Company Securities, Inc. stated that Phillips & Company Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Phillips & Company Securities, Inc's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Phillips & Company Securities, Inc's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Geffen Mesher and Company, P. C.

April 5, 2023
Portland, Oregon

Phillips & Company Securities, Inc.
Exemption Report
For the Year Ended December 31, 2022

Phillips & Company Securities, Inc. (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct subscription-way sale of mutual funds and insurance products. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Phillips & Company Securities, Inc.

I, James Smith, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer